UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Amendment No. 1 to FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File Number 001-08007

CUSIP Number 82670k201

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Explanatory Note

This Amendment No. 1 to the Form 12b-25 is being filed to correct the information provided under paragraphs (2) and (3) of Part IV -- Other Information, which inadvertently was excluded.

PART I — REGISTRANT INFORMATION

Signature Group Holdings, Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

15301 Ventura Boulevard, Suite 400
Address of Principal Executive Office (Street and Number)

Sherman Oaks, California 91403
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant cannot file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”) within the prescribed time period due to the continuing post-acquisition consolidation of the operations and financial reporting of the global recycling and specification alloys business of Aleris Corporation (now Real Alloy, such acquisition, the “Real Alloy Acquisition”), as further described in Part IV below, including delays in connection with the compilation of the information for the preparation of the financial statements and management’s discussion and analysis for the Form 10-Q, which could not be eliminated without unreasonable effort or expense.  The registrant is working diligently to complete the Form 10-Q and expects to file the Form 10-Q within the time period described in Item (b) of Part II of this form.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	W. Christopher Manderson	(805)	409-4338
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in its Current Report on Form 8-K filed on March 5, 2015, the registrant, completed its previously announced acquisition of the global recycling and specification alloys business of Aleris Corporation on February 27, 2015.  As a result of the Real Alloy Acquisition, the registrant anticipates that there will be significant changes in the results of operations for the period ended March 31, 2015 included in the Form 10‑Q from those for the corresponding period of the 2014 fiscal year.  In addition, due to the proximity of the Real Alloy Acquisition to March 31, 2015, the purchase price allocation remains preliminary as management continues to evaluate the assumptions and methodology used in the valuation of acquired inventories, property, plant and equipment, intangible assets, accrued pension liabilities, environmental liabilities and asset retirement obligations, and the resultant deferred income tax adjustments.  The registrant is working to file the Form 10-Q in accordance with the time frames specified in Rule 12b-25.

Signature Group Holdings, Inc.

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SIGNATURE GROUP HOLDINGS, INC.

Date	May 12, 2015	By	/s/ W. CHRISTOPHER MANDERSON
W. Christopher Manderson
Executive Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).